

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

Mail Stop 3561

July 15, 2009

Via U.S. Mail

Richard A. Parlontieri
President and Chief Executive Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

> **Re:** **Speedemissions, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 29, 2009**
> **File No. 333-146733**

Dear Mr. Parlontieri:

        We have reviewed your amended filing and responses to the comments issued on June 17, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

Prospectus Summary

1. Revise the sixth paragraph to provide disclosure for the stub period included in your financial statements.

Risk Factors

Current economic conditions, including recent disruptions in the financial markets, may adversely affect our industry, page 3

2. We note your response to prior comment 5. While there were no revisions to the risk factor related to store closings due to economic conditions, you stated in the response that you did revise the economic risk factor to consider possible store

closings due to economic conditions in the future. Please revise the disclosure or the response accordingly.

Management's Discussion and Analysis, page 28

3. We note your response to prior comment 8. Please revise to remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act. Consider including a definition of "forward-looking information" within your disclosure.

Statements of Operations, page F-4

4. We note from your response to our prior comment 16 that the $48,668 gain on the disposal of non-strategic assets consists of an $84,000 gain on the Gwinnett County condemnation offset by a loss of $37,000 related to equipment from the twelve closed stores in the Dallas area. Please revise your disclosure in the notes to the financial statements to provide details of the nature of this gain and offsetting loss.

Other

5. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

6. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Jennifer M. Moseley, Esq.
Burr & Forman, LLP
Fax: (205) 458-5100